[EXHIBIT 20 TO COLONIAL GAS COMPANY FORM 8-K DATED July 22, 1997]

FOR IMMEDIATE RELEASE:
July 22, 1997

CONTACTS: Dennis Carroll                     Jane Michalek
          Vice President and Treasurer       Vice President
          Colonial Gas Company               Cabot LNG Corporation
          (508) 322-3413                     (617) 526-8333


          COLONIAL GAS COMPANY AND CABOT LNG CORPORATION
               RESPOND TO DPU DECISION


Lowell, MA (July 22, 1997)----Colonial Gas Company and Cabot
LNG Corporation reported today that the Massachusetts Department of Public Utilities (DPU) has declined to approve the 20-year contract relating to utilization of Colonial's Tewksbury Massachusetts LNG facility under their proposed joint venture.
The DPU concluded that it could not make an appropriate determination of the Tewksbury LNG facility's value until comprehensive unbundling and a fully competitive natural gas market occurred. In that connection, the DPU concurrently issued a letter to Colonial and the other investor-owned gas utilities in Massachusetts directing them to commence by August 15, 1997 collaborative discussions on developing unbundled retail natural gas services, and to issue a status report on their discussions by November 15, 1997. The proposed joint venture arrangements would have combined Cabot LNG's resources with those of the Tewksbury LNG facility and with Colonial's LNG trucking subsidiary, Transgas Inc., in order to provide additional LNG trucking, storage and related services to the energy market in the Northeast United States.

Consistent with the DPU's decision, Colonial and Cabot LNG are examining other ways in which to enhance the overall value of LNG as a competitive peak season and supplemental fuel choice. F. L. Putnam, III, President and CEO of Colonial Gas Company, said:
"Colonial continues to believe that LNG related services will be increasingly important as the natural gas industry evolves toward further unbundling and greater customer choice. Although we are disappointed by the DPU's decision on the proposed joint venture contract, we remain committed to looking for ways to enhance the utilization of existing assets for the benefit of our customers and stockholders."

Colonial Gas Company (NASDAQ: CGES), a Massachusetts corporation formed in 1849, is primarily a regulated natural gas distribution utility. Colonial serves over 149,000 utility customers in 24 municipalities located northwest of Boston and on Cape Cod. Through Transgas, a wholly-owned subsidiary, Colonial also provides over-the-road transportation of liquefied natural gas, propane, and other commodities.

Cabot LNG Corporation, established in 1989, is a subsidiary of Boston-based Cabot Corporation (NYSE: CBT). Cabot LNG imports liquefied natural gas via the Everett, Mass., LNG import terminal owned by its subsidiary, Distrigas of Massachusetts Corporation, to meet the specialized needs of gas and electric utilities, independent power producers and industry. Cabot LNG holds a 10 percent interest in the LNG export project developed by Atlantic
LNG Company of Trinidad and Tobago at Point Fortin, Trinidad, and holds purchase contracts for 60 percent of the plant's design capacity of approximately 400 million cubic feet of LNG per day which is targeted for Northeast markets.




[END OF EXHIBIT 20 TO COLONIAL GAS COMPANY FORM 8-K DATED
JULY 22,1997]